St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude
RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

02 DEC 18 AM 8:49

December 13, 2002

[redacted]

02069009

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update your records in this regard, please find enclosed copies of the Insider Report of Mary-Jane Hamula dated December 13, 2002, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for:
MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

1/13

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ST. JUDE RESOURCES LTD.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 20 Feb 2002

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: HAMULA

GIVEN NAMES: Mary-Jane

NO.: #305 STREET: 5555 - 13th A. Avenue APT:

CITY: Delta

PROV.: British Columbia POSTAL CODE: V4M 2E7

BUSINESS TELEPHONE NUMBER: 604 - 940 - 6565

BUSINESS FAX NUMBER: 604 - 940 - 6566

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	180,000	12 Dec 2002	51		12,500	$0.21		167,500	1	
Class "A" Common	17,735							17,735	2	RRSP
Class "A" Common	0	12 Dec 2002	51	12,500		$0.21		12,500	1	
"	12,500	12 Dec 2002	10		2,500	$1.04		10,000	1	
"	10,000	13 Dec 2002	10		10,000	$1.15		0	1	

ATTACHMENT ☐ YES ☑ NO

BOX 6. REMARKS

Options exercisable at $0.21 per share until February 12, 2007.

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MARY-JANE HAMULA

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 13 Dec 2002

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

INSTRUCTIONS

Insider Reports in English and French are available from Manitoba, Ontario and Québec. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Nunavut, Prince Edward Island or the Yukon.

If you have any questions about the form you should be using to file your report, see National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*.

BOX 1 Name of the reporting issuer
Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

BOX 2 Insider data
Indicate all of your relationship(s) to the reporting issuer using the following codes:

Reporting issuer that has acquired securities issued by itself	1
Subsidiary of the reporting issuer	2
Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up	3
Director of a reporting issuer	4
Senior officer of a reporting issuer	5
Director or senior officer of a security holder referred to in 3	6
Director or senior officer of an insider or subsidiary of the reporting issuer, other than in 4, 5 and 6	7
Deemed insider – 6 months before becoming an insider	8

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

BOX 3 Name, address and telephone number of the insider
Provide your name, address and business telephone number.

BOX 4 Jurisdiction
Indicate each jurisdiction where the issuer is a reporting issuer or the equivalent.

BOX 5 Insider holdings and changes
Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

Ⓐ designation of class of securities held
Ⓓ present balance of class of securities held
Ⓔ nature of ownership (see List of Codes)
Ⓕ identification of the registered holder where ownership is not direct

If you acquired or disposed of securities while an insider, complete sections Ⓐ to Ⓕ:

Ⓐ Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.
Ⓑ Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.
Ⓒ Indicate for each transaction:
- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in United States dollars, check the space under "$ US"

List of Codes

BOX 5 Ⓒ Nature of transaction

General	
Acquisition or disposition in the public market	10
Acquisition or disposition carried out privately	11
Acquisition or disposition under a prospectus	15
Acquisition or disposition under a prospectus exemption	16
Acquisition or disposition pursuant to a take-over bid, merger or acquisition	22
Acquisition or disposition under a purchase/ownership plan	30
Stock dividend	35
Conversion or exchange	36
Stock split or consolidation	37
Redemption/retraction/cancellation/repurchase	38
Short sale	40
Compensation for property	45
Compensation for services	46
Acquisition or disposition by gift	47
Acquisition by inheritance or disposition by bequest	48
Issuer Derivatives	
Grant of options	50
Exercise of options	51
Expiration of options	52
Grant of warrants	53
Exercise of warrants	54
Expiration of warrants	55
Grant of rights	56
Exercise of rights	57
Expiration of rights	58
Third Party Derivatives	
Acquisition or disposition (writing) of third party derivative	70
Exercise of third party derivative	71
Other settlement of third party derivative	72
Expiration of third party derivative	73
Miscellaneous	
Change in the nature of ownership	90
Other	97

Ⓓ Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

Ⓔ Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

Direct ownership	1
Indirect ownership (identify the registered holder)	2
Control or direction (identify the registered holder)	3

Ⓕ For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

BOX 6 Remarks
Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

BOX 7 Signature and filing
Sign and date the report.

File one copy of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction.

Manually sign the report.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

If the report is filed by facsimile in accordance with National Instrument 55-102 *System for Electronic Disclosure by Insiders (SEDI)*, the report should be sent to the applicable securities regulatory authority at the fax number set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4
Attention: Information Officer *
Telephone: (403) 297-6454
Fax: (403) 297-6156

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver BC V7Y 1L2
Attention: Supervisor, Insider Reporting *
Telephone: (604) 899-6500 or
(800) 373-6393 (in BC)
Fax: (604) 899-6550

The Manitoba Securities Commission
1130 – 405 Broadway
Winnipeg, MB R3C 3L6
Attention: Continuous Disclosure *
Telephone: (204) 945-2548
Fax: (204) 945-4508

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor West Block
Confederation Building
St. John's, NF A1B 4J6
Attention: Director of Securities *
Telephone: (709) 729-4189
Fax: (709) 729-6187

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street, P.O. Box 458
Halifax, NS B3J 3J9
Attention: FOI Officer *
Telephone: (902) 424-7768
Fax: (902) 424-4625

Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, ON M5H 3S8
Attention: FOI Coordinator *
Telephone: (416) 593-8314
Fax: (416) 593-3666

Commission des valeurs mobilières du Québec **
Stock Exchange Tower
P.O. Box 246, 22nd Floor
800 Victoria Square
Montreal, PQ H4Z 1G3
Attention: Responsable de l'accès à l'information *
Telephone: (514) 940-2150 or
(800) 361-5072 (in Québec)
Fax: (514) 873-3120

Saskatchewan Securities Commission
800 – 1920 Broad Street
Regina, SK S4P 3V7
Attention: Director *
Telephone: (306) 787-5645
Fax: (306) 787-5899

* For questions about the collection and use of personal information.
** In Québec questions about the collection and use of personal information may also be addressed to the Commission d'accès à l'information du Québec (1-888-528-7741).

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

02 DEC 18 AM 8:50

December 13, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, please find enclosed a copy of Form 61 Quarterly Report covering the nine month period ending October 31, 2002, which we trust you will find in order.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(Previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
St. Jude Resources Ltd.	October 31, 2002	December 13, 2002
ISSUER'S ADDRESS	ISSUER'S FAX NO.	ISSUER'S TELEPHONE NO.
#200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6	(604) 940 - 6566	(604) 940 - 6565
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS	
stjude@dccnet.com		
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Michael A. Terrell	President and C.E.O.	(as above)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	Michael A. Terrell	December 13, 2002
DIRECTOR'S SIGNATURE	NAME	DATE SIGNED
➢ [signature]	D. Mark Eilers	December 13, 2002

QUARTERLY AND YEAR END REPORT: FORM 51 - 901F (Continued)
For the Three and Nine Month Period Ended October 31, 2002

(SCHEDULE "A") **FINANCIAL INFORMATION**

Please find enclosed the company's 3rd Quarter Interim Financial Statements, which include:

- Consolidated Balance Sheets;
- Consolidated Statements of Operations and Deficit;
- Consolidated Statements of Cash Flows.

(SCHEDULE "B") **SUPPLEMENTARY INFORMATION**

(As at October 31, 2002)

Securities: There were no shares issued during the quarter in question.

- Total issued and outstanding shares as at October 31, 2002: 17,896,188.

Options: There were no incentive stock options granted during the quarter in question.

Warrants: There were no warrants issued during the quarter in question.

Directors and Officers:

Directors	Officers
Michael A. Terrell	Michael A. Terrell: President and Chief Executive Officer
D. Mark Eilers	Mary-Jane Hamula: Corporate Secretary
Chris A. Bennett	Todd McMurray: Vice-President of Corporate Development

Non-Arms Length Transactions: The aggregate amount of expenditures made to parties not at arms length from the issuer during the quarter was NIL. Note however, management fees are paid to Bluestar Management Inc., a company controlled by Michael A. Terrell, in connection with its commitment to provide management services.

(SCHEDULE "C") **MANAGEMENT DISCUSSION AND ANALYSIS**

(As at December 13, 2002)

This management discussion and analysis covers the nine month period ending October 31, 2002, as well as subsequent events up to the date this report is certified by the Issuer.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. Currently, the company has three gold projects. The company's primary focus at this time is on its two advanced exploration projects in Ghana, West Africa, which are referred to as the Hwini-Butre and the South Benso concessions. The company also has a gold exploration project in the Uchi Lake area located in northwestern Ontario, in the Red Lake Mining District.

The company also has two non-resource investments which have the potential to enhance and preserve shareholder value. These investments include an interest to acquire up to a 50.1% interest in MGB Plastics Inc. ("MGB"), and a 51% interest in a supply chain management company named, i to i logistics inc. ("i to i"). The details of these non-resource assets are outlined below. It should be noted that these non-resource investments do not amount to a major shift in the company's resource exploration focus, nor do they amount to a change in business.

FINANCIAL REVIEW

For the Nine Month Period Ended October 31, 2002

During the nine month period ended October 31, 2002, the company incurred a net loss of $608,126 (2001 - $196,820), which includes an adjustment for interest income in the amount of $11,290 (2001 - $171,943) and a foreign exchange loss of $10,400 (2001 - gain of $232,037). This resulted in a net loss of year-to-date of $0.034 per share, compared to a net loss of $0.011 per share during the same nine month period in the previous year.

Expenses incurred during the nine month period ended October 31, 2002, were $740,936 (2001 - $687,178). The primary reason for the increase in expenses relates to consulting fees which totalled $263,382 compared to $183,185 in the prior year. This increase relates to the increase in consulting activities of i to i logistics inc., the expenses of which are reflected in the consolidated financial statements of the company. Professional fees relating to legal and accounting services were also slightly up this quarter at $20,713, compared to the same quarter last year where they were $13,261. Management fees remained unchanged this quarter over the same quarter 2001, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. In addition, wages and employee benefits this quarter were $67,763 as compared to $111,604 during the same period ended October 31, 2001. Employees carry out the day-to-day operations at the company's head office in Delta, British Columbia, including reception, secretarial, and some investor relations and communication functions. Travel expenses were up slightly at $59,520 from $49,362 last year. Promotion & Advertising was also up from $12,312 in the same nine month period 2001 to $45,049 this year, primarily due to increased investor relation activities. Office expenses, which include communication costs, delivery charges, office supplies and office equipment leases decreased slightly from $37,253 (October 31, 2001) to $31,731 for the nine month period ended October 31, 2002.

Income for nine month period in question totalled $141,464, as compared to $505,940 for the nine month period ended October 31, 2001. Interest income during the period was down from $171,943 (October 31, 2001) to $11,290 for the period ended October 31, 2002 . The difference in interest earnings primarily relates to the lower prevailing interest rates, combined with the fact that there was a lower principal amount of capital invested this year. Income from i to i logistics inc. this quarter was $70,374, as compared to last year during the same period of $101,960. It should also be noted that the company incurred a $10,400 foreign exchange loss for the nine month period ended October 31, 2002, as compared to a year ago at this time where the company incurred a foreign exchange gain of $232,037.

During the nine month period ended October 31, 2002, the company capitalized deferred exploration costs in the amount of $348,513 on the South Benso project, and $47,933 on the Hwini-Butre project. Please refer to the attached Schedule of Deferred Exploration Costs for a property-by-property breakdown.

The company is primarily in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

MATERIAL TRANSACTIONS

There were no material transactions which occurred during the three month period ended October 31, 2002.

PROJECT SUMMARIES

Uchi Lake Property: The Uchi Lake property consists of 20 claims in the Red Lake Mining District of northwestern Ontario. The property is directly adjacent and south of the old Uchi Lake Gold Mine which

produced approximately 110,000 oz. of gold in the early 1900's. To date, St. Jude carried out geochemical surveys, geophysical surveys and trenching programs which lead the company to complete two drill programs on the Waco Vein system on the western portion of the property. Drilling to date has traced a high grade vein system which is averaging approximately 1.1 oz. au/ton across an average width of approximately four feet. This zone has been traced for a strike length of 300 feet and it remains open at depth and to the north. Although the company has not been active on the property for several years, the property remains in good standing and the company has assessment work credits to keep the property in good standing for at least 10 more years. The company is in the process of evaluating proposed work programs to properly evaluate the full potential of this property.

Hwini-Butre Concession, Ghana, West Africa: The company acquired the Hwini-Butre concession in early 1995. Pursuant to our property agreement, St. Jude has the right to earn up to a 65% interest in the property, through a combination of exploration expenditures and cash payments. St. Jude was required to spend US $1 million in exploration expenditures which has been completed. The company currently holds a 49% interest in the property and upon the payment of US $800,000, the company can increase its ownership to 65%. At that time, the Government of Ghana will have a 10% carried interest, and our joint venture partner, Hwini-Butre Minerals Ltd., will hold a 24.5% participating interest. In the event that our joint venture partner elects not to participate in the development of the project, its interest will be reduced to a 12.5% carried interest, or at their option, to a 6% net profits interest.

The property straddles approximately 20 km. of the main Ashanti gold belt and hosts several highly prospective prospects. Geophysical and geochemical surveys have been carried out over the entire concession and a number of highly prospective targets have been identified. To date, the company has focused on the southern end of the concession. Several km. of trenching and over 1,000 pits have been excavated. To date, the company has completed approximately 25,000 meters of diamond drilling on the project and an economic grade zone of mineralization has been established over a strike length of approximately 1,000 meters, running from the Adoikrom deposit in the north, through the Father Brown zone, to the Dabokrom shaft zone in the south. Furthermore, the extensive pitting in the southern sector has identified large areas of surface enrichment down to a depth of three to five meters. In addition to the main zone of mineralization, the company is optimistic that this surface enrichment has the potential to become an extremely low cost source of ore which can be processed quickly and profitably.

On January 18, 2002, the company released a preliminary resource estimate on the Hwini-Butre concession which was prepared by the Toronto based firm of Watts, Griffis and McOuat Limited ("WGM"), consulting geologists and engineers. WGM is acting as St. Jude's independent qualified person (firm) as defined by the TSE/OSC Mining Standard Task Force and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the classification of the mineral resources conforms with the definitions provided in National Instrument 43-101 and followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM Standards").

Resources have been estimated only at the Adoikrom, Father Brown and Dabokrom deposits. The study confirms that to date, these three deposits contain an Indicated Resource of 4.25 million tonnes grading 4.11 g/t au, plus an Inferred Resource consisting of two components; an insitu resource of 1.72 million tonnes grading 3.01 g/t au, and eluvial and reworked surface material totalling 5.66 million tonnes grading 1.14 g/t au. The Indicated Resource contains 562,000 oz of gold and the Inferred Resource contains 374,000 oz of gold.

On March 27, 2002, the company reported drill results from 39 new drill holes on the Hwini-Butre concession. The drilling on the Adoikrom, Father Brown and Dabokrom deposits (the southern targets) was in-fill and/or step-out drilling based on recommendations from WGM. The purpose of the drilling at the southern targets was to upgrade the quality of some of the resources from the inferred to the measured and indicated category. The results reported were consistent with and/or better than previous results from the southern targets and these drill results will be plotted and interpreted in conjunction with previous results for the purpose of arriving at an updated resource estimate.

The following is a list of some of the more significant drill intersections recently reported on the Adoikrom zone:

Adoikrom Zone

- ***14m of 11.29 g/t au***
- ***12m of 32.08 g/t au***
- ***14m of 49.98 g/t au***

South Benso Concession, Ghana, West Africa: In late 2000, the company entered into an agreement with Fairstar Explorations Inc., of Montreal, Quebec, to acquire an interest in Fairstar's South Benso concession located in Ghana, West Africa. The South Benso concession is located directly adjacent to and north of the company's Hwini-Butre concession. Pursuant to our agreement with Fairstar, St. Jude can earn a 60.125% participating interest in the property by advancing the project to the feasibility report stage. Fairstar retains a 22.375% participating interest in the concession, and a local Ghanaian firm retains a 7.5% carried interest. The Ghanaian Government will retain its customary 10% carried interest. St. Jude is the operator of this project.

The company has been carrying out a variety of surface exploration and diamond drilling and has focused most of our exploration on the area referred to as Subriso. Originally, our drilling activities had encountered significant drill intersections in an area referred to as Subriso East and a second area referred to as Subriso West.

On May 29, 2002, the company announced the discovery of a new zone of mineralization referred to as the Subriso Central area, which is located between the Subriso East and Subriso West. The Subriso Central deposit was discovered adjacent to and in the footwall of Subriso West. The discovery hole for Subriso Central was SJB-47, which averaged 10.02 g/t au over 15 meters. This hole was drilled as a follow-up to an earlier intersection in the footwall of the Subriso West zone from hole SJB-13 which returned 10.83 g/t au over 5 meters.

On August 1, 2002, the company announced the results of 10 new drill holes in the Subriso Central and Subriso West zone gold deposits.

On September 20, 2002, the company announced additional significant drill intersections from the last 30 drill holes which were completed on the South Benso concession. At the present time, the company now has completed a total of 100 drill holes at the three Subriso zones which are being evaluated, and the next phase of drilling is expected to commence mid to late October with a view to determining the overall potential strike and depth (or length) of these zones. Overall, the company continues to be encouraged by the consistent above average grades and widths of the gold intersections which have been encountered at the Subriso deposits. For example, recently announced results from Subriso include:

Subriso East Zone	Subriso West Zone	Subriso Central Zone
• ***10m of 14.49 g/t au***	• ***14m of 10.29 g/t au***	• ***10m of 14.87 g/t au***
• ***9m of 15.96 g/t au***	• ***36m of 7.16 g/t au***	• ***15m of 10.02 g/t au***
• ***9m of 11.84 g/t au***	• ***29m of 9.42 g/t au***	• ***12m of 78.71 g/t au***

MGB Plastics Inc.: The company originally entered into a Memorandum of Understanding with MGB, whereby St. Jude could acquire up to a 50.1% interest in MGB by investing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. The company has written down this loan which is currently carried as a loan receivable in the amount of $2,383,511 CDN.

Due to the economic downturn and the financial difficulties encountered by MGB, in February 2002, the company elected not to inject any further funds into MGB by way of demand loan pursuant to its Memorandum of Understanding. Accordingly a much less expensive, new arrangement was negotiated to acquire a 50.1% interest directly from the sole shareholder of MGB. Since that time, the company has been taking steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude.

i to i logistics inc.: St. Jude has a 51% interest in i to i. The President of i to i is Mr. Michael Docherty of Michael Docherty & Associates. i to i was established on November 15, 2000, and since that time, i to i has made significant progress in establishing itself as an outsource logistics company, which will provide both internet based and traditional supply chain management services. To date, the company has focused on securing several forth party logistic consulting contracts which are forming a good solid client base for the

company. At the same time, i to i is also working to develop leads for third party logistic opportunities where i to i can establish gain sharing joint venture opportunities with clients who are interested in outsourcing certain aspects of their supply chain logistics. The company is pleased to report that during the nine month period ended October 31, 2002, the consulting operations of i to i generated operating income in the amount of $70,374. i to i is not in a positive cash flow position yet. Shareholders and other interested parties are encouraged to visit i to i's website at http://www.itoilogistics.com.

GENERAL / OTHER

Material Differences in Actual Use of Proceeds: There has been no material difference in the actual use of proceeds from any previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations Activities: Investor relations functions were accomplished through personnel whose duties include dissemination of news releases, investor communications, and general day-to-day operations of this department. Mr. Todd McMurray, Vice-President of Corporate Development, assists in the implementation of our investor relations program.

Subsequent Material Transactions: Subsequent to October 31, 2002, the company closed a private placement financing where 4,326,101 units were issued at CDN $0.75 per unit, for gross proceeds of $3,244,576.00. Each unit consisted of one common share, plus one half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of St. Jude at a price of CDN$0.90 until June 4, 2004. A total of 4,326,101 common shares and 2,163,052 warrants were issued under the financing. The private placement was led by Haywood Securities Inc. and included Salman Partners Inc. (the "Agents"). In consideration of the services performed by the Agents in connection with the private placement, the Agents received a cash commission of CDN $219,420.00, together with 417,943 Agents' Options, exercisable at CDN $0.86 for a period of two years. Included in the total number of units issued, were 146,667 units issued by way of non-brokered private placement, at the same price and terms as the brokered units. The proceeds of this private placement will be applied towards determining the feasibility of the company's Hwini-Butre and South Benso deposits, and for general working capital purposes.

Also subsequent to October 31, 2002, the company appointed Mr. W. Ken Midan, P. Eng., to our advisory board. Mr. Midan will act as the Senior Technical Consultant to the company and will be responsible for evaluating the feasibility of the company's Hwini-Butre and South Benso concessions, located in Ghana, West Africa. Mr. Midan is a senior mining engineer, with over 30 years domestic and international experience in both open pit and underground mine engineering, operations and project development. Mr. Midan worked with the engineering firm of Fluor Daniel Wright Ltd. for a number of years where he was the Manager of the Vancouver Mining Engineering Group. His department responsibilities ranged from preliminary evaluations to complete feasibility studies and mine designs for large open pit and underground mines, world wide. Most recently, Mr. Midan was the Manager of Projects & Technical Services for the Saudi Arabian Mining Co., where he was responsible from the evaluation stage through development and production of mineral projects in the Kingdom of Saudi Arabia. He was the Project Director responsible for the feasibility, detail, design and construction of the Al Hajar open pit gold project. This project was successfully commissioned and completed under budget and on schedule. Mr. Midan is a welcome addition to St. Jude's management team. In this regard, subject to all regulatory approvals, the company issued 75,000 incentive stock options to Mr. Midan at $0.80 per share, exercisable until December 12, 2004.

Legal Proceedings, Liquidity and Solvency: At this time, no legal proceedings by/or affecting the company have been commenced. As of October 31, 2002, the company had approximately $852,114 in its treasury. The company is in good standing and has sufficient capital on hand to meet its ongoing obligations as they become due for the foreseeable future.

Transfer Agent: CIBC Mellon Trust Company

Trading Symbol: SJD - TSX Venture Exchange (CDNX)

SEC Exemption under Rule 12g3-2(b): No. 82 - 4014

(SCHEDULE "A")

Financial Information

(Unaudited – Prepared by Management)

Consolidated Balance Sheets

For the Nine Month Period Ended October 31, 2002

	October 31, 2002	January 31, 2002
Assets:		
Current assets:		
Cash and investments	$ 819,059	$ 2,870,864
Interest receivable	-	-
Accounts receivable	13,659	16,335
Income taxes recoverable	16,058	14,604
Prepaid expenses	3,338	9,674
	852,114	2,911,477
Mineral properties *(note 2)*	14,630,667	13,603,122
Loans receivable *(note 3)*		
MGB Plastics Inc.	2,383,511	1,588,511
Equipment	262,499	254,449
Less accumulated amortization	(205,260)	(194,717)
	57,239	59,732
	$17,923,531	$ 18,162,842
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 69	$ 301,812
Shareholders' equity:		
Share capital	24,745,811	24,073,791
Deficit	(6,822,349)	(6,212,761)
	17,923,462	17,861,030
	$ 17,923,531	$ 18,162,842

Consolidated Statements of Operations and Deficit

For the Nine and Three Month Periods Ended October 31, 2002 and 2001

	Three Months Ended October 31		Nine Months Ended October 31	
	2002	**2001**	**2002**	**2001**
Expenses:				
Consulting fees	**$ 96,780**	$ 82,833	**$263,382**	$183,185
Management fees	**52,500**	52,500	**157,500**	157,500
Wages and benefits	**22,524**	28,361	**67,763**	111,604
Travel expenses	**26,346**	20,465	**59,520**	49,362
Rent	**10,022**	22,997	**45,504**	56,665
Promotion and advertising	**25,362**	2,112	**45,049**	12,312
Office	**11,021**	14,568	**31,731**	37,253
Administration	**9,342**	7,918	**29,404**	22,356
Professional fees	**(1,500)**	(2,250)	**20,713**	13,261
Amortization	**3,514**	3,693	**10,544**	11,556
Investor communication	**3,628**	-	**8,143**	591
Bank charges and interest	**547**	2,091	**1,683**	5,114
General exploration	**-**	-	**-**	26,419
	260,086	235,288	**740,936**	687,178
Income:				
Income	**31,674**	66,500	**70,374**	101,960
Interest earnings	**2,852**	35,964	**11,290**	171,943
Gain on sale of property	**-**	-	**70,200**	-
Foreign exchange gain / (loss)	**(2,395)**	166,556	**(10,400)**	232,037
	32,131	269,020	**141,464**	505,940
Profit / (loss) before taxes	**(227,955)**	33,732	**(599,472)**	(181,238)
Income & capital tax expense	**(1,565)**	(5,187)	**(8,654)**	(15,582)
Net profit / (loss)	**(229,520)**	28,545	**(608,126)**	(196,820)
Deficit, beginning of period	**(6,592,829)**	(4,501,678)	**(6,212,761)**	(4,276,313)
Share issue costs	**-**	-	**(1,462)**	-
Deficit, end of period	**$ (6,822,349)**	$ (4,473,133)	**$ (6,822,349)**	$ (4,473,133)

Consolidated Statements of Cash Flows

For the Nine and Three Month Periods Ended October 31, 2002 and 2001

	Three Months Ended October 31		Nine Months Ended October 31	
Cash provided by (used in):				
	2002	**2001**	**2002**	**2001**
Operations:				
Net income / (loss)	**$ (229,520)**	$ 28,545	**$ (608,126)**	$ (196,820)
Adjustment for non-cash items:				
Amortization	**3,514**	3,693	**10,544**	11,556
Gain on sale of property	**-**		**(70,200)**	
Change in non-cash operating working capital:				
Interest receivable	**-**	-	**-**	37,470
Accounts receivable	**(2,175)**	7,293	**2,675**	(310)
Income taxes recoverable	**-**	1,928	**(1,454)**	1,928
Prepaid expenses	**8**	-	**6,336**	-
Accounts payable and accrued liabilities	**(21,544)**	134,798	**(301,744)**	206,137
	(249,717)	176,257	**(961,969)**	59,961
Investments:				
Exploration expenditures:				
Uchi Lake Mineral Property, Ontario	**-**	-	**-**	-
Hwini-Butre Concession, Ghana	**(47,933)**	(413,682)	**(100,026)**	(925,696)
South Benso Concession, Ghana	**(348,512)**	(183,293)	**(1,205,318)**	(418,310)
Oil and gas property		(277,800)		(277,800)
Sale of oil and gas property	**-**		**348,000**	-
Loans receivable:				
MGB Plastics Inc.	**-**	(660,522)	**(795,000)**	(45,397)
Additions to equipment	**-**	(6,277)	**(8,050)**	(14,914)
	(396,445)	(1,541,574)	**(1,760,394)**	(1,682,117)
Financing:				
Share issue costs	**-**	-	**(1,462)**	-
Issuance of class "A" shares	**-**	-	**672,020**	-
	-	-	**670,558**	-
Increase (Decrease) in cash	**(646,162)**	(1,365,317)	**(2,051,805)**	(1,622,156)
Cash and investments, beginning of period	**1,465,221**	5,431,692	**2,870,864**	5,688,531
Cash and investments, end of period	**$ 819,059**	$ 4,066,375	**$ 819,059**	$ 4,066,375

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.

Notes to Consolidated Interim Financial Statements
For the Nine Month Period Ended October 31, 2002

1. **Significant accounting policies:** Basis of presentation - The consolidated interim financial statements include the accounts of the company's 51% owned subsidiary, i to i logistics inc. and its wholly-owned subsidiary.

2. **Mineral Properties:** See attached Schedule of Deferred Exploration Costs for a property-by-property breakdown of exploration expenditures.

3. **Loans Receivable:** The company entered into an agreement with MGB Plastics Inc. ("MGB"), in order to secure the right to acquire up to 50.1% of MGB, by advancing up to US $4 million on a staged acquisition basis. To date, the funds invested in MGB are in the form of a demand loan, which is convertable into shares of MGB. On February 12, 2002, the company acquired from Abbey Holdings Inc., (the sole shareholder of MGB), for a purchase price of US$500,000.00, the right to acquire up to a 50.1% interest in MGB directly from Abbey Holdings. It is the company's intention to take steps to spin off its investment in MGB into a stand alone corporate entity, which in the future, can self finance with minimum involvement by St. Jude. The company's investment at this time is carried as a loan receivable in the amount of $2,383,511 CDN.

ST. JUDE RESOURCES LTD.
Schedule of Deferred Exploration Costs (Note 2)
For the Nine Month Period Ended October 31, 2002

Uchi Lake Property, Ontario

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		386,906.00	397,748.18	397,748.18	397,748.18	397,748.18
Acquisition costs	12,000.00	-	-	-	-	-
Consulting / personnel		10,842.18	-	-	-	-
Consumable field equipment		-	-	-	-	-
Drilling		-	-	-	-	-
Support services		-	-	-	-	-
Line cutting & clearing		-	-	-	-	-
Trenching & pitting		-	-	-	-	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		10,842.18	-	-	-	-
Written off		-	-	-	-	-
Balance end of period		397,748.18	397,748.18	397,748.18	397,748.18	397,748.18
Total to date Uchi Lake			397,748.18	397,748.18	397,748.18	397,748.18

Hwini-Butre Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		9,874,824.52	10,292,678.94	11,469,813.08	11,490,932.81	11,521,906.23
Acquisition costs	-	-	-	-	-	-
Consulting / personnel		303,629.53	283,451.86	7,366.13	19,944.00	28,873.52
Consumable field equipment		-	-	-	-	-
Drilling		5,040.75	464,479.37			98.51
Support services		108,578.96	324,966.15	8,025.60	6,166.74	18,898.70
Line cutting & clearing		605.18	72,839.37	2,280.00	793.91	62.55
Trenching & pitting		-	31,397.39	3,448.00	4,068.77	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		417,854.42	1,177,134.14	21,119.73	30,973.42	47,933.28
Written off		-	-	-	-	-
Balance end of period		10,292,678.94	11,469,813.08	11,490,932.81	11,521,906.23	11,569,839.51
Total to date, Hwini-Butre			11,469,813.08	11,490,932.81	11,521,906.23	11,569,839.51

South Benso Property, Ghana

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		-	373,891.50	1,457,760.43	1,931,728.50	2,314,566.08
Acquisition costs	85,350.00	45,600.00	-	39,750.00	-	-
Consulting / personnel		68,490.00	170,483.75	72,371.67	62,024.00	73,255.90
Consumable field equipment		246.10	8,730.17			-
Drilling		159,096.48	512,718.59	266,720.00	241,051.66	165,253.05
Support services		71,061.08	292,403.39	88,892.80	76,566.14	107,176.80
Line cutting & clearing		4,538.82	33,032.36	3,065.60	3,118.26	2,827.04
Trenching & pitting		24,859.02	66,500.67	3,168.00	77.52	-
Geological mapping		-	-	-	-	-
Geophysical surveys		-	-	-	-	-
Geochemical surveys		-	-	-	-	-
Total for period		373,891.50	1,083,868.93	473,968.07	382,837.58	348,512.79
Written off		-	-	-	-	-
Balance end of period		373,891.50	1,457,760.43	1,931,728.50	2,314,566.08	2,663,078.87
Total to date, South Benso			1,457,760.43	1,931,728.50	2,314,566.08	2,663,078.87

Total Mineral Properties 14,630,666.56

Petroleum and Natural Gas, Alberta

	Acquisition Costs to Date	Year End January 31, 2001	Year End January 31, 2002	1st Quarter April 30, 2002	2nd Quarter July 31, 2002	3rd Quarter October 31, 2002
Balance beginning of period		-	-	277,800.00	277,800.00	0.00
Acquisition costs	277,800.00	-	277,800.00	-	-	-
Disposition of property					-277,800.00	-
Total for period		-	277,800.00	0.00	-277,800.00	0.00
Written off		-	-	-	-	-
Balance end of period		-	277,800.00	277,800.00	0.00	0.00
Total to date, Oil and Gas			277,800.00	277,800.00	0.00	0.00

Total Oil and Gas Property 0.00

Mineral Properties	14,630,666.56
Oil and Gas Property	nil
Total Overall	14,630,666.56